
07005638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH, D.C. 210

SEC FILE NUMBER
8-02698

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Blair & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke (312) 236-1600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of William Blair & Company, L.L.C. (the Company) as of December 31, 2006, are true and correct. The consolidated financial statements and supplementary information of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Timothy Burke
Chief Financial Officer



Notary Public


OFFICIAL SEAL
JEAN MARIE ANDERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/12/09

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Consolidated Statement of Financial Condition
- ■ (c) Consolidated Statement of Income
- ■ (d) Consolidated Statement of Changes in Subordinated Borrowings
- ■ (e) Consolidated Statement of Changes in Principal Capital.
- ■ (f) Consolidated Statement of Cash Flows

  Supplemental Information:
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (m) An Oath or Affirmation.
- ☐ (n) Supplemental Report of Independent Registered Public Accounting Firm on Internal Control
- ☐ (o) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Principals
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in subordinated borrowings, changes in principal capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 23, 2007

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents		$ 149,386,461
Cash and securities segregated under federal regulations		69,152,900
Receivables:		
Customers	$ 71,942,837	
Securities borrowed	14,378,510	
Deposits with clearing organizations	14,229,531	
Brokers, dealers, and clearing organizations	12,165,813	
Other	17,729,597	
		130,446,288
Trading securities:		
State and municipal obligations	42,473,526	
Corporate debt	29,326,633	
U.S. government and agency	4,496,819	
Equity	1,272,652	
		77,569,630
Investments		5,799,614
Secured demand notes (collateral market value – $139,044,122)		61,210,751
Fixed assets, at cost (net of accumulated depreciation and amortization of $64,043,289)		27,976,117
Other assets		3,795,053
Total assets		$ 525,336,814
Liabilities and principal capital		
Payables:		
Principals	$ 162,635,984	
Customers	38,159,831	
Brokers, dealers, and clearing organizations	5,647,016	
Other	25,012,667	
		$ 231,455,498
Securities sold, not yet purchased		10,512,951
Accrued expenses		64,442,587
		306,411,036
Subordinated borrowings		47,853,306
Principal capital		171,072,472
Total liabilities and principal capital		$ 525,336,814

See accompanying notes.

END